

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2014

Via E-mail
Julia A. Newton
President and Chief Executive Officer
MB Bancorp, Inc.
1920 Rock Spring Road
Forest Hill, MD 21050

  Re: MB Bancorp Inc.
    Registration Statement on Form S-1
    Filed September 12, 2014
    File No. 333-198700

Dear Ms. Newton:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

2. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Prospectus Cover Page

5.   As you indicate on page 31, please revise to state that there is currently no established market for your common stock.

Summary

6.   We note your disclosure in the first full paragraph on page 4 that Feldman Financial Advisors "applied a valuation discount to reflect the fact that, among other reasons, the earnings of Madison Bank of Maryland were below the median level of the selected peer group." Please supplement your disclosure, either here or on page 108, to specifically discuss such "other reasons" in greater detail, including the valuation discounts applied for the Bank's financial condition and the anticipated stock liquidity, as discussed in the appraisal report.

Risk Factors

Our business may be adversely affected by credit risk..., page 12

7.   To the extent feasible, please quantify the extent to which residential real estate values in the state of Maryland have declined during the last several years.

Our Business

Market Area, page 42

8.   Please revise to provide quantified information as to unemployment rates for your market area. We note the related information in the appraisal report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 63

9.   We note your disclosure on page 63 that you discontinued your practice of recording specific reserves for impaired loans when the OCC became your primary regulator in 2012 and your disclosure on pages 70-71 describing how you measure impaired loans, which also appears to indicate that you record direct charge-offs rather than recording specific reserves. However, your disclosure on pages 68 and F-15 describing your specific valuation allowance methodology, states that you record specific valuation allowances for loans classified as substandard or doubtful as well as for loans classified as impaired when the net realizable value (collateral value less costs to sell) of the loan is

lower than the carrying amount of the loan. Please provide us with a detailed discussion bridging the gap between these disclosures. In addition, please revise your disclosure here, and in other relevant sections of the document, to address the following:

- Your charge-off policies for each type of loan and whether you have revised these policies during the periods presented. To the extent applicable, discuss how you determine a loss event has occurred which warrants a charge-off.

- The triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

- How partial charge-offs on nonperforming loans impact the coverage ratio and other credit loss statistics and trends. For example, please consider disclosing the amount of nonperforming and impaired loans for which you have recorded partial charged-offs.

Our Management

Summary Compensation Table, page 79

10.   Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

Transactions with Madison Bank of Maryland, page 84

11.   Refer to your disclosure in the third full paragraph on page 85. Item 404(d) of Regulation S-K requires, among other things, a description of any transaction required by Item 404(a) for a transaction in which the amount involved exceeds *the lesser of* $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years. Please revise your disclosure as appropriate. Also revise to provide information for the time period specified in Instruction 2 to Item 404(d) of Regulation S-K.

How We Determined the Offering Range..., page 107

12.   Please revise to specifically identify the peer group companies that Feldman Financial Advisors used for comparison in its appraisal.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

13.   We note that your independent registered public accounting firm conducted their audit in accordance with "auditing standards generally accepted in the United States of America."

This language does not comply with the requirements of Rule 2-02(b) of Regulation S-X or PCAOB Auditing Standard No. 1, which require that reports issued by auditors refer to "the standards of the Public Company Accounting Oversight Board (United States)." Please amend the Form S-1 to include a revised audit report that complies with this requirement.

Consolidated Statements of Operations, page F-3

14.   Please revise your line item description from "reversal (provision) for loan losses" to "provision (reversal) for loan losses" to properly reflect the impact to the Consolidated Statements of Operations.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

Real Estate Ground Rents, page F-9

15.   We note that you have $702,331, $717,383 and $741,196 of ground rents, net recorded on your Consolidated Balance Sheet as of June 30, 2014, December 31, 2013 and December 31, 2012, respectively. Please revise your disclosure on page F-9, and in other relevant sections of your filing, to include an enhanced description of these ground rents and well as your related accounting policy. In addition, explain in more detail, how you calculate the allowance for credit losses on these ground rents. Lastly, for both your ground rents and the related allowance for ground rents, revise your disclosure to reference the specific authoritative literature relied upon to support your accounting policies.

Note 4.   Loans Receivable, page F-14

16.   On page F-15 you disclose that you place loans on non-accrual status at 90 days past due. On page F-8 you disclose you discontinue the accrual of interest when circumstances indicate that collection is doubtful. On pages 64 and 70 you state you generally place loans on non-accrual status when they become 120 days delinquent though you may choose to consider loans from 90 to 119 days delinquent to be non-accrual, and generally do so except where a borrower has a history of periodically bringing a loan current after being 90 days or more delinquent. Given the slight inconsistencies between these disclosures, please revise each of the aforementioned disclosures to provide one clear accounting policy as to when you place loans on nonaccrual status. In the event this policy differs between your various loan segments or classes, please disclose your accounting policy for each loans segment or class separately.

17.   We note your disclosure of impaired loans beginning on page F-19. This disclosure states that the unpaid principal balance exceeded the recorded investment for the years

ending December 31, 2012 and 2013. However, at June 30, 2014, the recorded investment is larger than the unpaid principal balance. Please explain the underlying reasons that the recorded investment is larger than the unpaid principal balance at June 30, 2014 as well as the facts and circumstances that have changed during this six month period that caused this to occur.

Note 7. Income Taxes, page F-25

18.   Please revise your disclosure to explain how you considered that you appear to be in a 3 year cumulative loss position when determining the amount of any valuation allowance needed against your deferred tax assets. At a minimum, please address the following when preparing your response and revised disclosures:

- Provide detailed disclosure of both the positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance.

- Provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements.

- To the extent that you believe a valuation allowance is not warranted, provide clear disclosure confirming that you believe that it is "more likely than not" that future earnings will be sufficient to realize the remaining deferred tax assets.

- To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.

- Provide a discussion of any uncertainties that could affect the realization of deferred tax assets.

- Provide a discussion about the effect of the current economic environment on the realization of deferred tax asset balances.

Refer to guidance starting at ASC 740-10-30-16.

Exhibits

19.   Please file all missing exhibits as soon as possible. They are subject to the staff's review and we will need time to conduct that review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at (202) 551-3396 or Benjamin Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc: Via E-mail
        Joel Rappoport, Esq.